CLAUDIA J. ZAMAN ATTORNEY AT LAW
                              27430 Riverside Lane
                                Valencia CA 91354
                                 (661) 287-3772
                            (818) 475-1819 Facsimile


                                December 12, 2005



United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0407
Washington, D.C.   20549

Attention: Linda Cvrkel, Branch Chief

           Re:    Crown Partners, Inc. (the "Company")
                  Form 10-KB for the fiscal year ended December 31, 2004 File No. 33-11986-LA

Dear Ms. Cvrkel:

      In   response   to  your   letter  of  October  5,  2005   regarding   the
above-referenced issuer, please be advised that the issuer is responding to the Staff's comments in this letter.

Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements
Consolidated Statements of Operations, page 3

1. We note your response to our previous comment no. 3, and your proposed revised disclosure. Please expand the disclosure to indicate the methodology and assumptions (for example, annual predicted changes), or estimates used in your impairment analysis. Also, explain whether you believe these assumptions will remain valid in the future or whether you expect to make any substantial revisions.

RESPONSES: The Company has expanded its disclosure to indicate the methodology and assumptions or estimates used in its impairment analysis. The Company believes that these assumptions will remain valid in the future.

Policy to Be Added as modified:

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not recoverable and the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Fair value is determined based on market quotes, if available, or is based on valuation techniques. An impairment charge of $374,385 was recognized in fiscal year 2003. Management determined that there was no assurance of future cash flows to support the carrying value of the assets. As such, 100% of the carrying value of the assets were impaired.

Note 1- Summary of Significant Accounting Policies, Revenue Recognition, Page 7

2. We note your response to previous comment no. 6. Please revise the notes to your financial statements to reflect the information included in your response letter.

RESPONSE: The notes to the financial statements will be revised and an amended Form 10-KSB will be filed.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Item 2. Management's Discussion and Analysis
Results of Operations

3. Please revise your discussion to ensure that the amounts discussed correspond to amounts reflected in your financial statements. For example, you state that your revenues, general and administrative expenses, and net loss for the three months ended June 30, 2005 was $13,697, $52,036, and $38,339, respectively. However, your statement of operations for the three months ended June 30, 2005 reflects revenues, general and administrative expenses, and net loss as $17,330, $46,575 and $21,122, respectively. In addition, please ensure that you discuss the particular reasons for material changes in each line item in your financial statements that will enable a reader to assess material changes in your financial condition and results of operations since the end of your last fiscal year and for the comparable interim period in the preceding year. See Item 303(b)(2) of Regulation S-B.

RESPONSE: The Company will file an amended Form 10-QSB for the quarter ended June 30, 2005 to correct its disclosure as described above and to expand its discussion of the reasons for material changes for each line item in its financial statements to ensure compliance with Item 303(b)(2) of Regulation S-B.

Liquidity and Capital Resources

4. Please discuss the nature of your revenues and the impact that the eviction of Sanitec Services of Hawaii form its plant (as discussed in Note 5 to your financial statements) will have on your future operations. See Item 303(b)(2) of Regulation S-B.

RESPONSE: The Company received revenues from its waste disposal operations in Hawaii. Since the Company's eviction from its plant in Hawaii, the Company has ceased its waste disposal operations and will derive no future revenues from that business. The revenues derived were not sufficient to fund the plant's operations in Hawaii which meant that the Company's Hawaiian operations were operating at a net loss. So while the Company has lost this revenue, it has also reduced its expenses accordingly so that the Company's present operations will have less of a net loss each quarter.

In connection with the Company's responses to your comments, please be advised that the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the undersigned with any questions or comments.


                                Sincerely,

                                CLAUDIA J. ZAMAN ATTORNEY AT LAW

                                /s/ Claudia Zaman

                                CLAUDIA J. ZAMAN



/CJZ
cc:      Crown Partners, Inc.
         Lopez, Blevins, Bork & Associates